SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)
of the Securities Exchange Act of 1934

_____________________

GIVEN IMAGING LTD.
(Name of Subject Company)

_____________________

GIVEN IMAGING LTD.
(Name of Person(s) Filing Statement)
____________________

Ordinary Shares, NIS 0.05 par value per share
(Title of Class of Securities)

M52020100
(CUSIP number of Class of Securities)

Ido Warshavski, Adv.
2 Ha Carmel Street
New Industrial Park
Yoqneam, 20692, Israel
(972) 4 909-7777

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

David H. Schapiro, Adv. Yigal Arnon & Co 1 Azrieli Center Tel Aviv, Israel 67021 (972) 3 608 7777	Colin Diamond, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company is Given Imaging Ltd., a company organized under the laws of Israel (the “Company”). The Company’s principal executive offices are located at Hermon Building, New Industrial Park, Yoqneam, 20692, Israel, and the telephone number is (972) 4-909-7777.

Securities

This Solicitation/Recommendation Statement (the “Statement”) relates to the Company’s ordinary shares, par value NIS 0.05 per share (the “Ordinary Shares”). There were 29,252,785 Ordinary Shares issued and outstanding as of May 2, 2008.

Item 2.	Identity and Background of Filing Person

Name and Address

The Company is filing this Statement. The Company’s name, business address and business telephone number set forth in Item 1 above are incorporated herein by reference. The Company’s website address is www.givenimaging.com. The information on the Company’s website does not constitute part of this Statement.

Tender Offer

This Statement relates to the cash tender offer by Elron Electronic Industries Ltd., a company organized under the laws of Israel (“Elron”), to purchase 1,462,640 of the Company’s outstanding Ordinary Shares (currently representing 5.0% of the Company’s outstanding Ordinary Shares) at a price of US $16.54 per share, net to the seller (subject to withholding taxes, as applicable).

The Offer (as defined below) is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Elron with the Securities and Exchange Commission (the “SEC”) on May, 16, 2008. According to the Schedule TO, the Offer will expire at 10:00 A.M., New York Time, or 5:00 P.M., Israel Time, on Monday, June 16, 2008, unless the Offer is extended. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” This description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, Letter of Transmittal and other related documents included in the Schedule TO.

The Schedule TO states that Elron’s principal executive office is located at 3 Azrieli Center, Tel Aviv, 67023, Israel, and its telephone number at that address is (972) 3-607-5555.

According to the Schedule TO, Elron and its affiliates beneficially own approximately 43.5% of the Company’s issued and outstanding Ordinary Shares and, upon successful completion of the Offer, Elron and its affiliates are expected to beneficially own approximately 48.5% of the Company’s issued and outstanding Ordinary Shares.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

The Company has relationships with Elron and its affiliates, officers and directors that present them with potential conflicts of interest in connection with the Offer. These arrangements are described below.

Current Shareholdings

As a result of the substantial beneficial ownership of approximately 43.5% of the Company’s issued and outstanding Ordinary Shares and the significant influence that this provides with respect to the election of the Company’s directors, Elron and its affiliated companies exert substantial influence over the Company.

Relationships of Directors

Doron Birger, one of the Company’s directors, is the President and Chief Executive Officer of Elron, and a director of RDC Rafael Development Corporation (“RDC”), an affiliate of Elron.

Arie Mientkavich, one of the Company’s directors, serves as Chairman of the Board of Directors of both Elron and RDC.

Directors’ fees for service by Messrs. Birger and Mientkavich are paid directly to Elron.

Elron has disclosed in the Schedule TO that its directors and officers beneficially own 65,628 Ordinary Shares of the Company, 62,750 of which are options exercisable within 60 days of April 8, 2008.

Related-Party Transactions

Registration Rights Agreement

The Company is a party to a Registration Rights Agreement, dated July 18, 2007, with Elron, RDC and Discount Investment Corporation, Ltd. (“DIC” and, together with Elron and RDC, the “affiliated shareholders”), in connection with Ordinary Shares purchased in a private placement completed in September 2000, before the Company’s initial public offering. The material terms of the registration rights agreement are as follows:

Demand Registration Rights

At the request of one or more of the affiliated shareholders holding at least 5% of the Company’s then outstanding Ordinary Shares, the Company must use its best efforts to register any or all of these shareholders’ Ordinary Shares on the condition that the minimum aggregate offering price of the shares to be registered is at least $15 million. The Company must also give notice of the registration to other affiliated shareholders and include in the registration any Ordinary Shares that they request to include. This registration also may include Ordinary Shares offered by the Company for its own account and by the Company’s directors and officers. The Company may only be requested to carry out two of these demand registrations.

In connection with any such demand registration, the managing underwriter may limit the number of shares offered for marketing reasons. In such case, the managing underwriter must exclude first any shares to be registered by the Company for its own account and, second, any shares to be registered by the Company’s directors and officers. Thereafter, the shares to be registered by the affiliated shareholders would be reduced pro rata among the affiliated shareholders requesting inclusion of their shares according to the number of shares held by each of them.

Incidental Registration Rights

The affiliated shareholders also have the right to request that the Company include their Ordinary Shares in any registration statements filed by the Company in the future for the purposes of a public offering, subject to specified limitations. The managing underwriter may limit the number of shares offered for marketing reasons. In this case, the managing underwriter must exclude first any shares to be registered by the Company, unless the Company initiated the registration, second the shares that the affiliated shareholders have requested to include in the registration, and third the shares of the party initiating the registration.

Form F-3 Registration Rights

At the request of an affiliated shareholder, the Company must use its best efforts to register such shareholder’s Ordinary Shares on Form F-3. The Company must also give notice of the registration to other affiliated shareholders to whom the Company has granted registration rights and include in the registration any ordinary shares they request to include. These demand rights may only be exercised if nine months have passed since the last registration that the Company filed in which the affiliated shareholder requesting registration was entitled to include its shares. The minimum aggregate offering price of the shares to be registered is $15 million, in case of an underwritten offering, or $5.0 million, in case of a non-underwritten offering. The managing underwriter may limit the number of shares offered for marketing reasons. In such case, the rights of each shareholder to include its Ordinary Shares in the registration are allocated in the same manner as in a demand registration described above.

Termination

All registration rights will expire on the fifth anniversary of the agreement. With respect to any shareholder, registration rights will expire if that shareholder can sell all of its Ordinary Shares within a 90 day period under Rule 144 under the United States Securities Act of 1933, as amended.

Expenses

Generally, the Company will pay all expenses incurred in carrying out the above registrations, as well as the fees and expenses of one legal counsel for the selling shareholders in each registration.

Item 4.	The Solicitation or Recommendation

Recommendation

The Company’s Board of Directors (the “Board”) has determined to express no opinion and to remain neutral with respect to the Offer. The Board has not made a determination whether the Offer is fair to or in the best interests of the Company’s shareholders. Each shareholder must make its own decision as to whether to tender its Ordinary Shares and, if so, how many Ordinary Shares to tender.

Although the Board is expressing no opinion and is remaining neutral with respect to the Offer, the Board urges each shareholder to carefully read the Offer and this Statement before making any decision regarding tendering their Ordinary Shares. Any such decision should be based on all available information, including each shareholder’s own investment objectives, the shareholder’s understanding of the Company’s prospects and outlook, the factors considered by the Board as described below and any other factors that the shareholder deems relevant to its investment decision. The Board suggests that shareholders consider, among other things, the following factors in deciding whether to tender their Ordinary Shares in the Offer:

•
Historical market prices of the Ordinary Shares: Shareholders should review the information regarding the Company’s share price performance set forth in Section 6 of the Offer (“Price Range of the Shares Etc”) and also obtain a current market quotation for the Ordinary Shares;

•
Financial Condition, results of operations, business and prospects of the Company: Shareholders should review the Company’s financial information set forth in its 2007 Annual Report on Form 20-F and other reports of the Company filed with the SEC; and

•
Certain U.S. and Israeli tax considerations related to the tender of the Ordinary Shares: Shareholders should review the tax information set forth in Section 5 of the Offer (“Material U.S. Federal Income Tax and Israeli Income Tax Considerations”).

In addition, shareholders should consult their own financial and tax advisors and make such other investigations concerning the Offer as they deem necessary.

Reasons for Board Recommendation

Background

Under Israeli law, a purchase of the shares of a public company must be made by way of a “special tender offer” meeting certain requirements, if, among other things, as a result of the purchase, the purchaser would own more than 45.0% of the aggregate voting power of the company and no other person owns more than 45.0% of the voting power. For purposes of calculating the 45.0% threshold, a shareholder is required by the Israeli Companies Law to include shares held by its affiliates as well as shares held directly by it. Under Israeli law, in order for a special tender offer to be consummated: (i) the purchasing shareholder must purchase shares representing no less than 5.0% of the voting power of the subject company, and (ii) the aggregate number of shares validly tendered and not properly withdrawn must be greater than the aggregate number of shares represented by notices of objection (together, the “Special Tender Offer Requirements”). In addition, under Israeli law, once a shareholder together with its affiliates owns in excess of 45.0% of the voting power of a company, the shareholder may purchase shares in the open market or through private transactions, and not solely through a tender offer, unless as a result of the purchase the shareholder (together with its affiliates) would own in excess of 90.0% of the issued and outstanding shares of the company.

In response to a special tender offer, a shareholder may accept the special tender offer, object to the special tender offer or simply not respond and not tender shares. Subject to certain conditions, shareholders who do not respond or who object to a special tender offer are to be given four (4) additional calendar days following the offering period to tender their shares.

The right of shareholders to object to a special tender offer and potentially impede the purchase of any shares pursuant to the special tender offer is a feature of Israeli law that does not exist under U.S. law.

Under Israeli law, the board of directors of a company is to either: (i) express its opinion regarding the advisability of a special tender offer, or (ii) express no opinion and give reasons for remaining neutral.

Reasons

The Board resolved to express no opinion and remain neutral with respect to the Offer for the following reasons:

•
Elron and its affiliates currently own approximately 43.5% of the voting power in the Company and the Offer is only being launched to enable Elron to comply with the provisions of Israeli law that require compliance with the special tender offer rules in order to increase its voting power in the Company to over 45.0%. These rules are a unique feature of Israeli law. The maximum percentage that Elron will own immediately following successful completion of the Offer will be approximately 48.5% of the voting power in the Company. Accordingly, the Company will continue to exist as a public company immediately following the Offer.

•
The consummation of the Offer is subject to satisfaction of the Special Tender Offer Requirements. In the event that either: (i) shares representing less than 5.0% of the voting power of the Company are validly tendered, or (ii) the aggregate number of shares validly tendered is less than or equals the aggregate number of shares represented by notices of objection, the Offer will not be consummated. Accordingly, these rules give shareholders the power to object to, and potentially impede, the Offer without the Company’s participation.

•
Absent the special tender offer rules described above, the Board would not be required to express a view with respect to a transaction that would increase Elron’s voting power in the Company from approximately 43.5% to approximately 48.5%. The purchase of this amount of shares would normally be consummated by means of public or private sales without the Company’s participation and with shareholders deciding to sell based on their individual assessments.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, no executive officer, director, affiliate or subsidiary currently intends to tender Ordinary Shares to Elron pursuant to the Offer or otherwise sell any Ordinary Shares owned of record or beneficially owned by such person.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past sixty (60) days, neither the Company, nor any of its officers, directors, affiliates or subsidiaries have effected any transactions in Ordinary Shares except for transactions in the open market made in the ordinary course of business by provident funds, mutual funds, pensions funds, insurance policies and/or similar financial bodies, which are managed by companies controlled by Clal Insurance Enterprises Holdings Ltd. (“CIEH”), a shareholder of Elron and a majority indirectly owned subsidiary of IDB Holding Corporation Ltd, an affiliate of Elron.

Item 7.	Purposes of the Transaction and Plans or Proposals

No negotiation is being undertaken or is under way by the Company in response to the Offer which relates to: (1) any tender offer for or other acquisition of the Company’s securities; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company. There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first sentence of this paragraph.

Item 8.	Additional Information

None.

Item 9.	Exhibits

(a)	Press Release, dated June 2, 2008, entitled “Given Imaging Files Schedule 14D-9 in response to Elron Cash Tender Offer for Certain Given Imaging Shares.”

(e)
Registration Rights Agreement, dated as of July 18, 2007, by and among Given Imaging Ltd., Discount Investment Corporation Ltd., Elron Electronic Industries Ltd. and RDC Rafael Development Corporation Ltd. (incorporated by reference to Exhibit 4.17 to the Company’s Current Report on Form 20-F filed with the SEC on March 31, 2008).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIVEN IMAGING LTD.

By:	/s/ Ido Warshavski
Name: Ido Warshavski
Title: General Counsel & Corporate Secretary

Dated: June 2, 2008

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
866-GIVEN-IR
flazar@lazarpartners.com
dcarey@lazarpartners.com

Given Imaging Files Schedule 14D-9 in Response to Elron Cash Tender Offer for Certain Given Imaging Shares

June 2, 2008 - Given Imaging Ltd. (NASDAQ & TASE: GIVN) announced today that it has filed a Schedule 14D-9 Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”), as required by the SEC’s rules, in response to an unsolicited tender offer (the “Offer”) by its principal shareholder Elron Electronic Industries Ltd., (NASDAQ & TASE: ELRN) to purchase up to 1,462,640 ordinary shares of Given Imaging (currently representing 5.0% of Given Imaging’s outstanding ordinary shares) for $16.54 per share. The terms and conditions of the Offer are set forth in an Offer to Purchase and the related Letter of Transmittal (collectively, the “Offer to Purchase”) filed with the SEC and the Israeli Securities Authority (“ISA”) by Elron on May 16, 2008.

The Board of Directors has determined not to make any recommendation to Given Imaging’s shareholders and to remain neutral as to whether they should tender their shares in the Offer. The Board’s reasons for its decision are set forth in Given Imaging’s Schedule 14D-9 Solicitation/ Recommendation Statement. Among other reasons, the Board noted that Elron was launching the Offer to comply with Israeli law concerning voting power in Given Imaging. Elron was required to launch the Offer because, upon successful completion, Elron and its affiliated companies would control shares representing more than 45% of the voting power in Given Imaging. Under Israeli law, the Offer will not be consummated if either: (i) shares representing less than 5.0% of the voting power in Given Imaging are validly tendered, or (ii) the aggregate number of shares validly tendered is less than or equals the aggregate number of shares represented by notices of objection. Absent the special tender offer rules described above, the Board would not be required to express a view with respect to a purchase of 5% of Given Imaging’s voting shares and such purchase would normally be consummated by means of public or private sales without the company’s participation and with shareholders deciding to sell based on their individual assessments. In addition, shareholders have a right to object to the Offer. The Israeli special tender offer rules expressly permit the Board to refrain from expressing any view regarding the advisability of the Offer provided it articulates its reasons for not expressing a view.

As a result of the foregoing considerations, the Board believes that each shareholder should review the Offer, consult with such shareholder’s financial and tax advisors, and make an independent determination that would meet their investment objectives.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Given Imaging Ltd. Shareholders are advised to make their own decisions on whether to tender their shares and accept the Offer, based on all of the available information, including the factors considered by the Board of Directors described in Given Imaging’s Schedule 14D-9 Solicitation/Recommendation Statement, filed today with the SEC and the ISA. The Schedule 14D-9 and the Offer to Purchase contain important information that should be read carefully before any decision is made with respect to whether to tender in the Offer. Given Imaging urges each shareholder to read the Schedule 14D-9, as well as the Offer to Purchase, prior to making any decision regarding the Offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il.

 About Given Imaging Ltd.

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam® Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID® software. Given Imaging has a number of available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 60 other countries; the PillCam ESO video capsule to visualize the esophagus; the Agile’ patency capsule to determine the free passage of the PillCam capsule in the GI tract and the PillCam COLON video capsule to visualize the colon that has been cleared for marketing in the European Union. PillCam COLON has received a CE Mark, but is not cleared for marketing or available for commercial distribution in the USA. More than 700,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel. It has operating subsidiary companies in the United States, Germany, France, Japan, Australia and Singapore. Given Imaging's largest shareholders include Elron Electronic Industries (NASDAQ & TASE: ELRN). For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) satisfactory results of clinical trials with PillCam COLON (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of future litigation, including patent litigation with Olympus Corporation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2007. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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